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April 15, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:     PivX Solutions, Inc.
                 Form 8-K filed April 7, 2005
                 File No. 0-33625
                 ----------------------------

Ladies and Gentlemen:

         This letter is in response to the comment of the staff of the Securities and Exchange Commission (the "SEC") made in the letter dated April 12, 2005 (the "Comment Letter") from Babette Cooper, Staff Accountant, Division of Corporation Finance, to Scott D. Olson, General Counsel and Secretary of PivX Solutions, Inc. (the "Company"), in connection with the Company's Current Report on Form 8-K filed with the SEC on April 7, 2005. Set forth below is the staff's comment contained in Ms. Cooper's letter (in bold face type) followed by the Company's response.

EXHIBIT 16 LETTER:
------------------

         THE LETTER FILED BY THE FORMER ACCOUNTANTS REFERENCES A FORM 8-K DATED MARCH 6, 2005. THE RELEVANT FORM 8-K FILED ON APRIL 7, 2005 WAS DATED APRIL 3, 2005. PLEASE FILE A LETTER FROM YOUR FORMER ACCOUNTANT STATING WHETHER THE ACCOUNTANT AGREES WITH YOUR ITEM 304 DISCLOSURES, OR THE EXTENT TO WHICH THE ACCOUNTANT DOES NOT AGREE WITH THE PROPER DATE REFERENCE FOR THE FORM 8-K.

         In response to the staff's comment, the Company supplementally advises the staff that the date reference in the Exhibit 16 letter filed with the Company's Current Report on Form 8-K dated April 3, 2005 was incorrect and the Company filed on April 14, 2005 an amendment to its Form 8-K to include a revised letter from its former accountant stating that the accountant agrees with the Company's Item 304 disclosure with the correct date reference for the Form 8-K.

                                    * * * * *

              In addition, as requested in the Comment Letter, the Company acknowledges that:

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         o    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         Please telephone Scott D. Olson at (949) 999-1675 if you require additional information or wish to comment further. If you wish to comment further in writing, please send such comment to Scott D. Olson by facsimile at
(949) 718-1467.



                                            Very truly yours,

                                            PIVX SOLUTIONS, INC.



                                            By: /s/ Scott D. Olson
                                                -----------------------------
                                                Scott D. Olson
                                                General Counsel and Secretary

VIA EDGAR AND FACSIMILE
-----------------------

cc:      Babette Cooper


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